IF Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets	
Cash and cash equivalents	$ 14,949
Prepaid expenses	8,386
Right-of-use lease asset	16,745
Total assets	40,080
Liabilities and Members' Equity	
Liabilities:	
Operating lease liability	16,745
Total liabilities	16,745
Related party transactions and commitments and contingencies (Notes 4 and 6)	
Members' Equity	23,335
Total liabilities and members' equity	$ 40,080